From: **Dede Perkins** dperkins@onsidecompliance.com
Subject: Wefunder + ProCanna
Date: October 7, 2021 at 9:08 AM
To: Dede Perkins dperkins@procanna-usa.com



Hello ProCanna friends, family, and supporters!

As we move into the 4th quarter of 2021, we'd like to take a moment to thank all of you for your interest, enthusiasm, and continued support of ProCanna. So much has happened this year, from one-on-one networking to launching an incredibly well-received marketing plan in July, to aligning with industry stakeholders who believe in ProCanna's mission and SaaS solution, to signing up our first customers in Maine, Massachusetts, and Michigan. None of that would have happened without your encouragement and support, for which we are more than grateful. ProCanna's future is looking bright indeed.

To continue the momentum, we are thrilled to announce that our Wefunder campaign is kicking off its "testing the waters" phase. A number of you have expressed an interest in investing in ProCanna or said that you know someone who might be interested in investing. Wefunder is a great platform that allows you to do so. You can view ProCanna's Wefunder page here.

One reason we chose Wefunder is that it allows us to build a different type of company, one that is built by our community and customers that believe in what we offer. If ProCanna does well, you will do well with us.

If you're inclined to invest, I ask that you reserve your spot as an investor this week** so that we hit the required $50,000 threshold by the 15th to prove to Wefunder that ProCanna is worthy of a full crowdsourced funding campaign. Early momentum is extremely important in a crowdfunding round—if you reserve now, you are helping us raise our goal exponentially more than if you reserve later.

Since our raise is currently in "testing the waters" mode, while we finalize our paperwork and SEC filings, you'll only be making a reservation—not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. If you have questions about the investment or ProCanna, Tony and I are always available.

If you'd like to share ProCanna's Wefunder page link on social media or on an individual basis, we encourage you to do so (https://wefunder.com/procanna). The more people that hear about ProCanna and what we're doing—whether or not they eventually decide to invest—the better.

Together, we will spread our vision of setting the standard for cannabis compliance systems across North America and our mission to provide cannabis companies with a user-friendly ecosystem to drive compliance, operational excellent, strong company cultures, and trusted brands.

Onward!
Dede and Tony

Dede Perkins
She/her/hers
Co-founder | CEO
Onside Compliance, Inc.



ProCanna
Easy. Smart. Yours.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

From: **Dede Perkins** dperkins@onsidecompliance.com
Subject: DRAFT -- ProCanna + Wefunder
Date: September 29, 2021 at 6:49 AM
To: Tony Perkins aperkins@bernsteinshur.com, Tory Perkins tperkins@onsidecompliance.com



Hello ProCanna friends, family, and supporters!

As we move into the 4th quarter of 2021, we'd like to take a moment to thank all of you for your interest, enthusiasm, and continued support of ProCanna. So much has happened this year, from one-on-one networking to launching an incredibly well-received marketing plan in July, to aligning with industry stakeholders who believe in ProCanna's mission and SaaS solution, to signing up our first customers in Maine, Massachusetts, and Michigan. None of that would have happened without your encouragement and support, for which we are more than grateful. ProCanna's future is looking bright indeed.

To continue the momentum, we are thrilled to announce that our Wefunder campaign will kick off this Friday, October 1st. As the first step in our Wefunder launch, you will receive an email asking you to "vouch" for Tony and me. If you are comfortable doing so, that would be great. If you are not, that is absolutely fine, as well. The idea behind the vouches is that thumbs-ups and positive quotes from the people closest to the ProCanna team will set the tone as people outside our circle see and consider ProCanna as a company to invest in.

Once the campaign launches, if you feel inclined to share it on social media or on an individual basis, we encourage you to do so. The more people that hear about ProCanna and see what we're doing—whether or not they eventually decide to invest—the better.

Together, we will help spread our vision of setting the standard for cannabis compliance systems across North America and our mission to organize the complex cannabis regulatory environment and provide cannabis companies with a user-friendly ecosystem to drive compliance, operational excellence, strong company cultures and trusted brands.

Onward!
Dede and Tony

attachment

Dede Perkins
She/her/hers
Co-founder | CEO
Onside Compliance, Inc.


ProCanna
Easy. Smart. Yours.







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.